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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  SCHEDULE 13G
            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*


                                   ECCS, Inc.
                     -------------------------------------
                                (Name of Issuer)


                          COMMON Stock, $.01 PAR VALUE
                     -------------------------------------
                         (Title of Class of Securities)


                                  26825H 10 0
                     -------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement ( X ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 5 pages

CUSIP NO.    26825H 10 0                13G            PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          E&M RP Trust   ###-##-####
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     523,696
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               523,696
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          523,696
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.2
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          O (TRUST)
          ---------------------------------------------------------------------




                          PAGE   2   OF   5   PAGES

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ITEM 1(a).  NAME OF ISSUER:

         The issuer of the securities to which this statement relates is ECCS, Inc., A New Jersey corporation.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The issuer's principal executive offices are located at One Sheila Drive, Tinton Falls, New Jersey 07724.

ITEM 2(a).  NAME OF PERSON FILING:

         E&M RP Trust, Edmund H. Shea, Jr., Trustee and Mary S. Shea, Trustee

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

         The principal business address of the Reporting Person is 655 Brea Canyon Road, Walnut, CA 91789.

ITEM 2(c).  CITIZENSHIP:

         E&M RP Trust is a trust organized under the laws of the State of California. The Trustee is a US citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

         The title of the class of securities is common stock, $0.01 par value.

ITEM 2(e).  CUSIP NUMBER:

         The CUSIP number is 26825H 10 0.

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULES 13-d-1(b), OR 13-d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Selection of a filing category pursuant to Rules 13-d-1(b) or 13d-2(b) is not applicable.

ITEM 4.  OWNERSHIP:

         (a) As of December 31, 1996 the number of shares beneficially owned by E&M RP Trust is 523,696, of which 177,028 shares underlie 160,000 Series B Preferred stock and 266,668 shares underlie 66,667 Series C Preferred stock.

         (b) The percent of the class held by E&M RP Trust is 9.2% assuming the conversion of Preferred shares.









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         (c)     Number of Shares as to Which Such Person Has:

                 (i)      Sole power to vote or to direct the vote: 0

                 (ii)     Shared power to vote or to direct the vote:  523,696

                 (iii)    Sole power to dispose or to direct the disposition: 0

                 (iv)     Shared power to dispose or to direct the disposition:
                          523,696

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         The ownership of more than five percent of less of a class is not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The ownership of more than five percent on behalf of another person is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable

ITEM 10. CERTIFICATION.

         The certification regarding Rule 13d-1(b) is not applicable









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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:March 4, 1997                 E&M RP TRUST


                                  by:  /s/ Edmund H. Shea, Jr.
                                       -----------------------------------
                                       Trustee


                                  by:  /s/ Mary S. Shea
                                       -----------------------------------
                                       Trustee





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